UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YOUKU TUDOU INC.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

G9876M106

(CUSIP Number)

Timothy A. Steinert, Esq.	Huang Xin
Alibaba Group Holding Limited	YF Venus Ltd
c/o Alibaba Group Services Limited	c/o Yunfeng Investment Management (HK) Limited
26/F Tower One, Times Square	Suite 2201, 50 Connaught Road Central
1 Matheson Street, Causeway Bay	Hong Kong
Hong Kong	Tel: +852.2516.6363
Tel: +852.2215.5100

With a copy to:	With a copy to:

Kathryn King Sudol, Esq.	Lee Edwards, Esq.
Simpson Thacher & Bartlett	Shearman & Sterling LLP
ICBC Tower — 35th Floor	12th Floor, East Tower, Twin Towers
3 Garden Road, Central	B-12 Jianguomenwai Avenue
Hong Kong	Beijing, China 100022
Tel: +852.2514.7600	Tel: +8610.5922.8001

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9876M106

1.	Name of Reporting Person Ali YK Investment Holding Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 721,120,860 Class A Shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 721,120,860 Class A Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,120,860 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 23.4%*

14.	Type of Reporting Person CO

* Based on an aggregate of 3,746,890,087 ordinary shares (comprised of (i) 2,380,077,324 Class A ordinary shares, par value US$0.00001 per share (“Class A Shares”), and 659,561,893 Class B ordinary shares, par value US$0.00001 per share (“Class B Shares” and, together with Class A Shares, the “Ordinary Shares”) issued and outstanding as of April 28, 2014 as disclosed in the Investment Agreement, dated as of April 28, 2014 (the “Investment Agreement”), by and among the Issuer, 1Look Holdings Ltd., Ali YK Investment Holding Limited (“Ali YK”) and, solely for the purposes of Section 11.4, 11.5 and 11.16 therein, Alibaba Group Holding Limited and (ii) 707,250,870 Class A Shares newly issued by the Issuer to Ali YK under the Investment Agreement).  Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by Ali YK equals 19.2%.

CUSIP No. G9876M106

1.	Name of Reporting Person Alibaba Investment Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 721,120,860 Class A Shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 721,120,860 Class A Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,120,860 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 23.4%*

14.	Type of Reporting Person CO

* Based on an aggregate of 3,746,890,087 Ordinary Shares (comprised of (i) 2,380,077,324 Class A Shares and 659,561,893 Class B Shares issued and outstanding as of April 28, 2014 as disclosed in the Investment Agreement and (ii) 707,250,870 Class A Shares newly issued by the Issuer to Ali YK under the Investment Agreement).  Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by Alibaba Investment Limited equals 19.2%.

CUSIP No. G9876M106

1.	Name of Reporting Person Alibaba Group Holding Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 721,120,860 Class A Shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 721,120,860 Class A Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,120,860 Class A Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 23.4%*

14.	Type of Reporting Person CO

* Based on an aggregate of 3,746,890,087 Ordinary Shares (comprised of (i) 2,380,077,324 Class A Shares and 659,561,893 Class B Shares issued and outstanding as of April 28, 2014 as disclosed in the Investment Agreement and (ii) 707,250,870 Class A Shares newly issued by the Issuer to Ali YK under the Investment Agreement).  Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, the percentage of the Ordinary Shares beneficially owned by Alibaba Group Holding Limited equals 19.2%.

CUSIP No. G9876M106

1.	Name of Reporting Person YF Venus Ltd

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 77,959,008 Class A Shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,959,008 Class A Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 2.5%*

14.	Type of Reporting Person CO

* Based on an aggregate of 3,746,890,087 Ordinary Shares (comprised of (i) 2,380,077,324 Class A Shares and 659,561,893 Class B Shares issued and outstanding as of April 28, 2014 as disclosed in the Investment Agreement and (ii) 707,250,870 Class A Shares newly issued by the Issuer to Ali YK under the Investment Agreement).  Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, and pursuant to the closing (the “SPSA Closing”) of the transactions contemplated under the Amended and Restated Share Purchase and Shareholders Agreement, dated as of May 21, 2014 (the “SPSA”), by and among Ali YK, AIL and YF Venus Ltd (“YF Venus”), the percentage of the Ordinary Shares beneficially owned by YF Venus will equal 2.1%.  YF Venus is reporting its beneficial ownership of 77,959,008 Class A Shares as a result of a veto right to be held by YF Venus following the SPSA Closing with respect to any transfer by Ali YK of such 77,959,008 Class A Shares (subject to certain exceptions).  YF Venus does not and, following the SPSA Closing, will not have shared dispositive power with respect to any Class A Shares other than such 77,959,008 Class A Shares, and does not and, following the SPSA Closing, will not have sole dispositive power or sole or shared voting power with respect to any Class A Shares.  YF Venus expressly disclaims any beneficial ownership of any other Ordinary Shares beneficially owned by Ali YK, Alibaba Investment Limited or Alibaba Group Holding Limited.

CUSIP No. G9876M106

1.	Name of Reporting Person Yunfeng Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 77,959,008 Class A Shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,959,008 Class A Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 2.5%*

14.	Type of Reporting Person PN

* Based on an aggregate of 3,746,890,087 Ordinary Shares (comprised of (i) 2,380,077,324 Class A Shares and 659,561,893 Class B Shares issued and outstanding as of April 28, 2014 as disclosed in the Investment Agreement and (ii) 707,250,870 Class A Shares newly issued by the Issuer to Ali YK under the Investment Agreement).  Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, and pursuant to the SPSA Closing, the percentage of the Ordinary Shares beneficially owned by Yunfeng Fund II, L.P. will equal 2.1%.  Yunfeng Fund II, L.P. is reporting its beneficial ownership of 77,959,008 Class A Shares as a result of a veto right to be held by YF Venus following the SPSA Closing with respect to any transfer by Ali YK of such 77,959,008 Class A Shares (subject to certain exceptions).  Yunfeng Fund II, L.P. does not and, following the SPSA Closing, will not have shared dispositive power with respect to any Class A Shares other than such 77,959,008 Class A Shares, and does not and, following the SPSA Closing, will not have sole dispositive power or sole or shared voting power with respect to any Class A Shares.  Yunfeng Fund II, L.P. expressly disclaims any beneficial ownership of any other Ordinary Shares beneficially owned by Ali YK, Alibaba Investment Limited or Alibaba Group Holding Limited.

CUSIP No. G9876M106

1.	Name of Reporting Person Yunfeng Investment II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 77,959,008 Class A Shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,959,008 Class A Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 2.5%*

14.	Type of Reporting Person PN

* Based on an aggregate of 3,746,890,087 Ordinary Shares (comprised of (i) 2,380,077,324 Class A Shares and 659,561,893 Class B Shares issued and outstanding as of April 28, 2014 as disclosed in the Investment Agreement and (ii) 707,250,870 Class A Shares newly issued by the Issuer to Ali YK under the Investment Agreement).  Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, and pursuant to the SPSA Closing, the percentage of the Ordinary Shares beneficially owned by Yunfeng Investment II, L.P. will equal 2.1%.  Yunfeng Investment II, L.P.  is reporting its beneficial ownership of 77,959,008 Class A Shares as a result of a veto right to be held by YF Venus following the SPSA Closing with respect to any transfer by Ali YK of such 77,959,008 Class A Shares (subject to certain exceptions).  Yunfeng Investment II, L.P. does not and, following the SPSA Closing, will not have shared dispositive power with respect to any Class A Shares other than such 77,959,008 Class A Shares, and does not and, following the SPSA Closing, will not have sole dispositive power or sole or shared voting power with respect to any Class A Shares.  Yunfeng Investment II, L.P. expressly disclaims any beneficial ownership of any other Ordinary Shares beneficially owned by Ali YK, Alibaba Investment Limited or Alibaba Group Holding Limited.

CUSIP No. G9876M106

1.	Name of Reporting Person Yunfeng Investment GP II, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 77,959,008 Class A Shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,959,008 Class A Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 2.5%*

14.	Type of Reporting Person CO

* Based on an aggregate of 3,746,890,087 Ordinary Shares (comprised of (i) 2,380,077,324 Class A Shares and 659,561,893 Class B Shares issued and outstanding as of April 28, 2014 as disclosed in the Investment Agreement and (ii) 707,250,870 Class A Shares newly issued by the Issuer to Ali YK under the Investment Agreement).  Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, and pursuant to the SPSA Closing, the percentage of the Ordinary Shares beneficially owned by Yunfeng Investment GP II, Ltd. will equal 2.1%.  Yunfeng Investment GP II, Ltd. is reporting its beneficial ownership of 77,959,008 Class A Shares as a result of a veto right to be held by YF Venus following the SPSA Closing with respect to any transfer by Ali YK of such 77,959,008 Class A Shares (subject to certain exceptions).  Yunfeng Investment GP II, Ltd. does not and, following the SPSA Closing, will not have shared dispositive power with respect to any Class A Shares other than such 77,959,008 Class A Shares, and does not and, following the SPSA Closing, will not have sole dispositive power or sole or shared voting power with respect to any Class A Shares.  Yunfeng Investment GP II, Ltd. expressly disclaims any beneficial ownership of any other Ordinary Shares beneficially owned by Ali YK, Alibaba Investment Limited or Alibaba Group Holding Limited.

CUSIP No. G9876M106

1.	Name of Reporting Person Yu Feng

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 77,959,008 Class A Shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,959,008 Class A Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 2.5%*

14.	Type of Reporting Person IN

* Based on an aggregate of 3,746,890,087 Ordinary Shares (comprised of (i) 2,380,077,324 Class A Shares and 659,561,893 Class B Shares issued and outstanding as of April 28, 2014 as disclosed in the Investment Agreement and (ii) 707,250,870 Class A Shares newly issued by the Issuer to Ali YK under the Investment Agreement).  Each Class B Share is convertible at the option of the holder into one Class A Share, and Class A Shares are not convertible into Class B Shares.  Based on the foregoing, and pursuant to the SPSA Closing, the percentage of the Ordinary Shares beneficially owned by Yu Feng will equal 2.1%.  Yu Feng is reporting his beneficial ownership of 77,959,008 Class A Shares as a result of a veto right to be held by YF Venus following the SPSA Closing with respect to any transfer by Ali YK of such 77,959,008 Class A Shares (subject to certain exceptions).  Yu Feng does not and, following the SPSA Closing, will not have shared dispositive power with respect to any Class A Shares other than such 77,959,008 Class A Shares, and does not and, following the SPSA Closing, will not have sole dispositive power or sole or shared voting power with respect to any Class A Shares.  Yu Feng expressly disclaims any beneficial ownership of any other Ordinary Shares beneficially owned by Ali YK, Alibaba Investment Limited or Alibaba Group Holding Limited.

Item 1.                     Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value US$0.00001 per share (the “Class A Shares”), of Youku Tudou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”).  The Issuer’s principal place of business is 11/F SinoSteel Plaza, 8 Haidian Street Beijing 100080, People’s Republic of China.

Item 2.                     Identity and Background

This Schedule 13D is being filed jointly, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Ali YK Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ali YK”), (b) Alibaba Investment Limited, a company organized under the laws of the British Virgin Islands (“AIL”), (c) Alibaba Group Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“AGHL” and, together with Ali YK, AIL and other affiliates of AGHL, the “Alibaba Group”), (d) YF Venus Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“YF Venus”), (e) Yunfeng Fund II, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Yunfeng Fund II”), (f) Yunfeng Investment II, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Yunfeng Investment II”), (g) Yunfeng Investment GP II, Ltd. (“Yunfeng Investment GP II”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and (h) Yu Feng, a citizen of the People’s Republic of China.

The business address of Ali YK, AIL, and AGHL is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  AGHL is a holding company of the Alibaba Group.  AIL is a wholly-owned subsidiary of AGHL and principally engages in investment activities on behalf of Alibaba Group.

Ali YK is a special purpose vehicle.  Immediately following the closing (the “Closing”) of the transactions contemplated by the Investment Agreement, dated as of April 28, 2014 (the “Investment Agreement”), by and among the Issuer, 1Look Holdings Ltd. (“1Look”), Ali YK and, solely for the purposes of Section 11.4, 11.5 and 11.16 therein, AGHL, Ali YK was owned 100% by AIL.  A copy of the Investment Agreement is attached hereto as Exhibit B, which Exhibit is incorporated herein by reference.  Immediately following the closing (the “SPSA Closing”) of the transactions contemplated by the Amended and Restated Share Purchase and Shareholders Agreement, dated as of May 21, 2014 (the “SPSA”), by and among Ali YK, AIL and YF Venus, Ali YK will be owned 89.19% by AIL and 10.81% by YF Venus.  A copy of the SPSA is attached hereto as Exhibit E, which Exhibit is incorporated herein by reference.

The business address of YF Venus, Yunfeng Fund II, Yunfeng Investment II, Yunfeng Investment GP II and Yu Feng is c/o Yunfeng Investment Management (HK) Limited, Suite 2201, 50 Connaught Road, Central, Hong Kong. Yunfeng Fund II is the sole shareholder of YF Venus. Yunfeng Investment II is the general partner of Yunfeng Fund II. Yunfeng Investment GP II is the general partner of Yunfeng Investment II. Yu Feng holds a controlling interest in Yunfeng Investment GP II.

Ali YK, AIL, AGHL, YF Venus, Yunfeng Fund II, Yunfeng Investment II, Yunfeng Investment GP II and Yu Feng are collectively referred to in this Schedule 13D as the “Reporting Persons.”

YF Venus is reporting its beneficial ownership of 77,959,008 Class A Shares as a result of a veto right to be held by YF Venus following the SPSA Closing with respect to any transfer by Ali YK of such 77,959,008 Class A Shares, subject to certain exceptions (as further described below under Item 6).  YF Venus does not and, following the SPSA Closing, will not have shared dispositive power with respect to any Class A Shares other than such 77,959,008 Class A Shares, and does not and, following the SPSA Closing, will not have sole dispositive power or sole or shared voting power with respect to any Class A Shares.  YF Venus expressly disclaims any beneficial ownership of any other Ordinary Shares (as defined below) beneficially owned by Ali YK, AIL or AGHL.

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of each Reporting Person are set forth on Schedules A-1, A-2, A-3, A-4 and A-5 hereto and are incorporated herein by reference.  Yunfeng Fund II and Yunfeng Investment II do not have executive officers or boards of directors, and are managed and controlled by their respective general partners.  Yu Feng’s present principal occupation or employment is Chairman of Yunfeng Investment Management (HK) Limited.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedules A-1, A-2, A-3, A-4 and A-5 (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                     Source and Amount of Funds or Other Consideration

Pursuant to the Investment Agreement, at the Closing on May 21, 2014, Ali YK acquired (a) 707,250,870 Class A Shares newly issued by the Issuer (the “Issued Shares”) for an aggregate purchase price of US$1,198,397,307.50, and (b) 13,869,990 Class B ordinary shares, par value US$0.00001 per share (“Class B Shares” and, together with Class A Shares, the “Ordinary Shares”) held by 1Look, which were automatically converted into 13,869,990 Class A Shares upon the Closing under the Investment Agreement pursuant to the Amended and Restated Memorandum and Articles of Association of the Issuer (the “Memorandum and Articles”), for an aggregate purchase price of US$23,501,927.50.

In connection with the Closing under the Investment Agreement, AIL funded to Ali YK the aggregate purchase price paid by Ali YK to the Issuer and 1Look under the Investment Agreement, using AIL’s and AGHL’s working capital.  Such funding by AIL to Ali YK was made in the form of an equity contribution in an aggregate amount equal to US$1,089,802,027.00 to Ali YK and a convertible note in an aggregate principal amount of US$132,097,208.00 issued by Ali YK to AIL, which will be repaid in full upon the SPSA Closing (or, at the option of AIL, may be converted into equity of Ali YK in the event that the SPSA Closing does not occur).  At the SPSA Closing, YF Venus will make an equity contribution to Ali YK in an aggregate amount equal to US$132,097,208.00, using funds provided by the partners of Yunfeng Fund II.

The information set forth or incorporated by reference in Item 5 of this Schedule 13D is hereby incorporated by reference in this Item 3.

Item 4.                     Purpose of Transaction

The information set forth or incorporated by reference in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired, or, with respect to YF Venus and the YF Persons (as defined below), upon the SPSA Closing will acquire, the securities covered by this Schedule 13D for investment and intend to review their investment in the Issuer on a continuous basis.

Board Representation

Pursuant to the Investor Rights Agreement, dated as of April 28, 2014, by and among the Issuer, Ali YK and, solely for the purposes of Section 7.1 and 7.2 and Article VIII therein, AGHL and YF Venus (the “Investor Rights Agreement”), for so long as Ali YK (together with any affiliates and permitted transferees (as specified in the Investor Rights Agreement)) beneficially owns a number of Class A Shares that, in aggregate, is equal to at least (i) 75% of the Ordinary Shares purchased by Ali YK at the Closing under the Investment Agreement (the “Investor Shares”) (as appropriately adjusted for share splits, reverse share splits, share dividends, share consolidations, recapitalizations and the like), and (ii) 10% of the total number of Ordinary Shares then outstanding, which shall be calculated without taking into account (a) any securities of the Issuer issued after April 28, 2014 pursuant to a New Issuance Exception (as defined in the Investor Rights Agreement) or (b) any securities of the Issuer issued after April 28, 2014 that are not Ordinary Shares or any Ordinary Shares issued upon the conversion, exchange or exercise of such securities (the “Minimum Ownership Percentage”), Ali YK will be entitled to designate one individual (the “Investor Director”) for appointment or election to the board of directors of the Issuer (the “Board”) and appoint the Investor Director as a non-voting observer to each committee of the Board.  Pursuant to Ali YK’s board representation rights above, Jonathan Lu, Chief Executive Officer of AGHL, was appointed to the Board at the Closing.  As a director of the Issuer, Mr. Lu may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Depending upon various factors, including but not limited to the Reporting Persons’ and the Issuer’s business, prospects and financial conditions and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decision, and subject to the terms of the Investment Agreement, the Investor Rights Agreement and the Shareholders Agreement, dated as of April 28, 2014, by and among Ali YK, 1Look and certain other persons listed therein (the “Shareholders Agreement”), and subject to compliance with applicable laws, rules and regulations, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions or increasing or decreasing their investment in the Issuer, with respect to any or all matters required to be disclosed in this Schedule 13D.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.                     Interest in Securities of the Issuer

(a)-(b) The following disclosure is based on (i) 2,380,077,324 Class A Shares and 659,561,893 Class B Shares issued and outstanding as of April 28, 2014 as disclosed in the Investment Agreement and (ii) 707,250,870 Class A Shares newly issued by the Issuer to Ali YK under the Investment Agreement.  The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.

Pursuant to Rule 13d-3 under the Exchange Act, Ali YK may be deemed to beneficially own 721,120,860 Class A Shares, representing 19.2% of the total outstanding Ordinary Shares and 23.4% of the total outstanding Class A Shares as of May 21, 2014.

Immediately following the Closing under the Investment Agreement, AIL owned 643,161,852 ordinary shares, par value US$0.00001, of Ali YK and held a convertible note in an aggregate principal amount equal to US$132,097,208.00 issued by Ali YK to AIL.  Pursuant to the SPSA, at the SPSA Closing, (a) AIL will exchange all of such ordinary shares in Ali YK for an aggregate of 643,161,852 Class A ordinary shares, par value US$0.00001 per share, of Ali YK, which shares will represent 89.19% of the then outstanding ordinary shares of Ali YK, (b) such convertible note will be repaid in full, and (c) YF Venus will purchase from Ali YK an aggregate of 77,959,008 Class B ordinary shares, par value US$0.00001 per share of Ali YK, which shares represent 10.81% of the then outstanding ordinary shares of Ali YK.  Pursuant to the terms of the SPSA and by virtue of its controlling interest in Ali YK, AIL may be deemed to beneficially own 721,120,860 Class A Shares, comprised of 721,120,860 Class A Shares in respect of which AIL may be deemed to possess shared voting power with Ali YK and AGHL, 643,161,852 Class A Shares in respect of which AIL may be deemed to possess shared dispositive power with Ali YK and AGHL and 77,959,008 Class A Shares in respect of which AIL may be deemed to possess shared dispositive power with Ali YK, AGHL and, following the SPSA Closing, YF Venus.

AGHL, by virtue of its controlling interest in AIL, may be deemed to beneficially own 721,120,860 Class A Shares, comprised of 721,120,860 Class A Shares in respect of which AGHL may be deemed to possess shared voting power with Ali YK and AIL, 643,161,852 Class A Shares in respect of which AGHL may be deemed to possess shared dispositive power with Ali YK and AIL and 77,959,008 Class A Shares in respect of which AGHL may be deemed to possess shared dispositive power with Ali YK, AIL and, following the SPSA Closing, YF Venus.

Pursuant to the terms of the SPSA, following the SPSA Closing, by virtue of its minority ownership interest to be acquired in Ali YK and as a result of a veto right to be held by YF Venus with respect to any transfer by Ali YK of such 77,959,008 Class A Shares subject to certain exceptions (which is set forth in the SPSA and further described below under Item 6), YF Venus may be deemed to beneficially own 77,959,008 Class A Shares in respect of which YF Venus may be deemed to possess shared dispositive power with Ali YK, AIL and AGHL.  YF Venus does not and, following the SPSA Closing, will not have shared dispositive power with respect to any Class A Shares other than such 77,959,008 Class A Shares, and does not and, following the SPSA Closing, will not have sole dispositive power or sole or shared voting power with respect to any Class A Shares.  YF Venus expressly disclaims any beneficial ownership of any other Ordinary Shares beneficially owned by Ali YK, AIL or AGHL.

Following the SPSA Closing, each of the following entities or person (each, a “YF Person”), as applicable, may be deemed to beneficially own 77,959,008 Class A Shares in respect of which such YF Person may be deemed to possess shared dispositive power with Ali YK, AIL, AGHL, YF Venus and each other YF Person: (i) Yunfeng Fund II, by virtue of its ownership of all share capital of YF Venus, (ii) Yunfeng Investment II, by virtue of being the general partner of Yunfeng Fund II, (iii) Yunfeng Investment GP II, by virtue of being the general partner of Yunfeng Investment II, and (iv) Yu Feng, by virtue of his controlling interest in Yunfeng Investment GP II.  Each YF Person expressly disclaims any beneficial ownership of any other Ordinary Shares beneficially owned by Ali YK, AIL or AGHL.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than Ali YK) that it is the beneficial owner of any Ordinary Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as described herein, no other person named in response to Item 2 may be deemed to beneficially own any Ordinary Shares.

(c) To the best knowledge of the Reporting Persons, except as described herein, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the 60-day period prior to the filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 is hereby incorporated herein by reference.

Investment Agreement

The responses to Items 3 and 4 are incorporated herein by reference.  The description of the Investment Agreement contained in this Schedule 13D is qualified in its entirety by reference to Exhibit B, which Exhibit is incorporated herein by reference.

Investor Rights Agreement

The response to Item 4 is incorporated herein by reference.  The Investor Rights Agreement sets forth various rights, covenants and agreements of Ali YK, AGHL, YF Venus and the Issuer, including without limitation certain provisions summarized below.

Company Change of Control Transaction:  From the date of the Closing until the earlier of: (a) the eighth anniversary of the Closing and (b) the date upon which Ali YK (together with any affiliates and permitted transferees (as specified in the Investor Rights Agreement)) ceases to beneficially own a number of Class A Shares that, in aggregate, is equal to at least (i) 80% of the Investor Shares and (ii) the Minimum Ownership Percentage, if at any time the Board desires to authorize the Issuer to initiate or pursue a proposal, or recommend that the shareholders of the Issuer to approve a proposal, which could reasonably be expected to lead to a Company Change of Control Transaction (as defined in the Investor Rights Agreement), or the Issuer otherwise seeks to effect a Company Change of Control Transaction, the Issuer must provide a written proposal notice regarding such proposal or transaction to Ali YK and Ali YK has the right to offer to consummate the Company Change of Control Transaction at a stated price per share that is at least equal to that stated in the proposal notice, and on substantially the same material terms and conditions set forth in the proposal notice provided by the Issuer to Ali YK.  In the event that Ali YK fails to exercise or does not consummate such right of first offer, and the Issuer seeks to effect an alternative transaction, subject to terms and conditions set forth in the Investor Rights Agreement, the Issuer has the right to require Ali YK to consent to and vote in favor of such alternative transaction, waive dissenters’ and similar rights with respect to such alternative transaction and agree to sell a proportionate amount of its securities of the Issuer in such alternative transaction.

Transfer Restrictions:  During the period commencing on the date of the Closing and ending on the date of the first anniversary of the Closing (the “Lock-up Period”), subject to certain exceptions, Ali YK may not transfer any of the Investor Shares without the prior written consent of the Issuer.  In addition, subject to certain exceptions, Ali YK is subject to certain other transfer restrictions, relating to transfers to any specified competitor of the Issuer and, for a certain period of time, transfers to any person who beneficially owns Ordinary Shares of the Issuer representing 10% or more of the total voting power of the Ordinary Shares.  Ali YK has the right to transfer certain Ordinary Shares to YF Venus and its affiliates (subject to an aggregate cap specified in the Investor Rights Agreement) and, after the Lock-up Period, YF Venus and its affiliates may transfer any such Ordinary Shares to any person, in each case, subject to certain exceptions, free from any restrictions on transfer set forth in the Investor Rights Agreement.

Preemptive Rights:  For so long as Ali YK (together with any affiliates and permitted transferees) beneficially owns a number of Class A Shares that, in aggregate, is equal to at least 50% of the Investor Shares, Ali YK has certain preemptive rights to purchase its pro-rata portion of new securities issued by the Issuer, subject to certain exceptions.

Registration Rights:  At any time after the end of the Lock-up Period, Ali YK has certain demand, piggyback and shelf registration rights with respect to the Ordinary Shares owned by Ali YK or any of its affiliates, permitted transferees or permitted successors or assigns.

Standstill and Non-Solicitation:  Ali YK, AGHL and YF Venus and their respective controlled affiliates are subject to certain standstill restrictions with respect to future acquisitions of the Issuer’s securities and non-solicitation restrictions with respect to executive officers of the Issuer.  These restrictions apply from the Closing until the date on which Ali YK beneficially owns a number of Class A Shares equal to less than 5% of the Ordinary Shares on a fully-diluted basis or, in the case of the standstill restrictions, the first anniversary of the Closing (if earlier), and are subject to certain exceptions and termination triggers set forth in the Investor Rights Agreement, including termination of the standstill restrictions if certain transactions involving an acquisition of securities or assets have been commenced by any person or persons acting in concert or approved by the Issuer’s board of directors or if any specified competitor of the Issuer acquires a certain threshold amount of securities of the Issuer.

Additional Agreements:  From the Closing, for so long as Ali YK (together with any affiliates and permitted transferees) beneficially owns a number of Class A Shares that, in aggregate, is equal to at least (i) 80% of the Investor Shares and (ii) the Minimum Ownership Percentage, the Issuer is subject to certain restrictions on the grant of any board representation rights, preemptive rights, right of first offer and consent or veto right to any third party and certain requirements regarding the imposition of restrictions on transfer, standstill and non-solicitation restrictive covenants on third parties.

The description of the Investor Rights Agreement contained herein is qualified in its entirety by reference to Exhibit C, which Exhibit is incorporated herein by reference.

Shareholders Agreement

The response to Item 4 is incorporated herein by reference.  The Shareholders Agreement sets forth various rights, covenants and agreements of Ali YK, 1Verge Holdings Ltd. (“1Verge”), 1Look, Victor Wing Cheung Koo, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC (each, a “1Verge Group Member” and collectively, the “1Verge Group”), including without limitation certain provisions summarized below.

Voting Restrictions:  For so long as Ali YK (together with any of its affiliates and permitted transferees) beneficially owns a number of Class A Shares that, in aggregate, is equal to at least (i) 75% of the Investor Shares and (ii) the Minimum Ownership Percentage, 1Verge and each 1Verge Group Member may not vote, execute consents or take any other action (and shall cause its directors on the Board of the Issuer not to vote, execute consents or take any other action) to (a) remove the Investor Director, (b) approve any amendment to the Memorandum and Articles that would (x) modify or eliminate the automatic conversion of the Class B Shares into Class A Shares upon any transfer of such Class B Shares by a holder thereof to any person which is not an affiliate of such holder or (y) modify in any respect the voting rights of any existing securities or create a new class of securities of the Issuer which is entitled to more votes per share than the Class A Shares, or (c) increase the size of the Board to be comprised of more than nine directors.

Ali YK Right of First Offer:  For so long as Ali YK (together with any affiliates and permitted transferees) beneficially owns a number of Class A Shares that, in aggregate, is equal to at least (i) 80% of the Investor Shares and (ii) the Minimum Ownership Percentage, Ali YK has a right of first offer, subject to certain exceptions set forth in the Shareholders Agreement, to purchase Ordinary Shares or securities of 1Verge or 1Look from the applicable member(s) of the 1Verge Group upon any transfer of Ordinary Shares by any 1Verge Group Member or any transfer or issuance of securities of 1Verge or 1Look.

1Verge Group Right of First Offer:  1Verge Group has a right of first offer, subject to certain exceptions set forth in the Shareholders Agreement, to purchase Ordinary Shares from Ali YK upon any transfer of Ordinary Shares by Ali YK or any transfer or issuance of securities of Ali YK.

Ali YK Tag-Along Right:  If any 1Verge Group Member seeks to transfer to any third parties (a) Ordinary Shares that would represent more than 50% of the Ordinary Shares beneficially owned by 1Verge Group or (b) securities of 1Verge or 1Look that would result in a change of control of 1Verge (as specified in the Shareholders Agreement), Ali YK has a tag-along right, subject to certain exceptions, to sell up to all of the Investor Shares to such third parties.

Agreement with Third Parties:  Each 1Verge Group Member is subject to certain restrictions, in connection with any privately negotiated sale of Ordinary Shares or securities of 1Verge to any third party, on granting to any third party rights of first offer, tag-along rights, negative voting or consent rights, negative covenants regarding 1Verge or other rights or preferences that are similar or superior to, or would conflict with or impair, those rights of Ali YK under the Shareholders Agreement.

The description of the Shareholders Agreement contained herein is qualified in its entirety by reference to Exhibit D, which Exhibit is incorporated herein by reference.

SPSA

The response to Item 5 is incorporated herein by reference.  The SPSA sets forth various rights, covenants and agreements among Ali YK, AIL and YF Venus, including without limitation certain provisions summarized below that will apply following the SPSA Closing.

YF Venus Veto Right Over Dispositions of Certain Ordinary Shares:   YF Venus will have a veto right with respect to any transfer by Ali YK of 77,959,008 Class A Shares, except as expressly provided in the SPSA or as may be required of Ali YK pursuant to the Investment Agreement or the Shareholders Agreement.

Transfer Restrictions:  Except as expressly provided in the SPSA, YF Venus may not transfer any securities of Ali YK to be acquired by YF Venus without the prior written consent of AIL.  Subject to certain requirements, in connection with a proposed transfer of securities of Ali YK owned by AIL, AIL has a drag-along right to require YF Venus to transfer a pro-rata portion of any securities of Ali YK then owned by YF Venus and YF Venus has certain tag-along rights with respect to securities of Ali YK then owned by YF Venus.

Exchange Right:  After the first anniversary of the SPSA Closing, subject to the purchase right of AIL described below, YF Venus will have the right to request Ali YK to redeem all of the securities of Ali YK then owned by YF Venus in exchange for the transfer of all of the Ordinary Shares held by Ali YK that are attributable to the securities of Ali YK then owned by YF Venus.

AIL Purchase Right:  If YF Venus desires to transfer any or all of the Ordinary Shares held by Ali YK that are attributable to the securities of Ali YK to be acquired by YF Venus or held by YF Venus through the exercise of its exchange right, AIL has the right to purchase all of such Ordinary Shares at a specified purchase price.

YF Venus Preemptive Rights and Right of First Offer:  YF Venus will have the right to require Ali YK to exercise preemptive rights under the Investor Rights Agreement with respect to issuances of certain securities by the Issuer, to the extent corresponding to the proportionate ownership of YF Venus of the Ordinary Shares to be indirectly owned by YF Venus through Ali YK.  In addition, if Ali YK determines to exercise its right of first offer pursuant to the Investor Rights Agreement, YF Venus may elect to participate to the extent corresponding to the proportionate ownership of YF Venus of the Ordinary Shares to be indirectly owned by YF Venues through Ali YK.

The description of the SPSA contained herein is qualified in its entirety by reference to Exhibit E, which Exhibit is incorporated herein by reference.

Item 7.                     Material to Be Filed as Exhibits

Exhibit	Description

A	Joint Filing Agreement, dated as of May 29, 2014, by and among the Reporting Persons.

B	Investment Agreement, dated as of April 28, 2014, by and among the Issuer, 1Look, Ali YK and, solely for the purposes of Section 11.4, 11.5 and 11.16 therein, AGHL.

C	Investor Rights Agreement, dated as of April 28, 2014, by and among the Issuer, Ali YK and solely for the purposes of Section 7.1 and 7.2 and Article VIII therein, AGHL and YF Venus.

D

Shareholders Agreement, dated as of April 28, 2014, by and among Ali YK, 1Verge, 1Look, Victor Wing Cheung Koo, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC.

E	Amended and Restated Share Purchase and Shareholders Agreement, dated as of May 21, 2014, by and among Ali YK, AIL and YF Venus.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 29, 2014

ALI YK INVESTMENT HOLDING LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

ALIBABA INVESTMENT LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Authorized Signatory

YF VENUS LTD

By:	/s/ Huang Xin
Name: Huang Xin
Title: Director

YUNFENG FUND II, L.P.

By:	YUNFENG INVESTMENT II, L.P.,
its general partner

By:	YUNFENG INVESTMENT GP II, LTD.,
its general partner

By:	/s/ Yu Feng
Name: Yu Feng
Title: Director

YUNFENG INVESTMENT II, L.P.

By:	YUNFENG INVESTMENT GP II, LTD.,
its general partner

By:	/s/ Yu Feng
Name: Yu Feng
Title: Director

YUNFENG INVESTMENT GP II, LTD.

By:	/s/ Yu Feng
Name: Yu Feng
Title: Director

YU FENG

/s/ Yu Feng

SCHEDULE A-1

Directors and Executive Officers of Ali YK Investment Holding Limited

The following table sets forth the names and present principal occupation of each director of Ali YK Investment Holding Limited (“Ali YK”).  Unless otherwise noted, the business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  Ali YK does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	Group General Counsel and Secretary of Alibaba Group Holding Limited (“AGHL”)

YEN Ping Ching Samuel, Canada	Vice President of Finance of AGHL

WU Wei (aka Maggie), People’s Republic of China	Chief Financial Officer of AGHL

HUANG Xin, People’s Republic of China* c/o Yunfeng Investment Management (HK) Limited, Suite 2201, 50 Connaught Road, Central, Hong Kong	Managing Director of Yunfeng Investment Management (HK) Limited

*Upon the SPSA Closing.

SCHEDULE A-2

Directors and Executive Officers of Alibaba Investment Limited

The following table sets forth the names and present principal occupation of each director of Alibaba Investment Limited (“AIL”).  Unless otherwise noted, the business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  AIL does not have any executive officers.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	Group General Counsel and Secretary of AGHL

YEN Ping Ching Samuel, Canada	Vice President of Finance of AGHL

WU Wei (aka Maggie), People’s Republic of China	Chief Financial Officer of AGHL

SCHEDULE A-3

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of AGHL.  Unless otherwise noted, the business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  Unless otherwise noted, the business address for each executive officer listed below is 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013, People’s Republic of China.

Name/Citizenship	Present Principal Occupation
MA Yun, People’s Republic of China	Executive Chairman of AGHL

Joseph Chung TSAI, Canada	Executive Vice Chairman of AGHL

Masayoshi SON, Japan c/o SOFTBANK CORP. 1-9-1 Higashi-shimbashi Minato-ku, Tokyo, 105-7303 Japan	Director of AGHL; Chief Executive Officer of SoftBank Corp.

Jacqueline D. RESES, United States c/o Yahoo! Inc. 701 First Avenue Sunnyvale, CA 94089 U.S.A.	Director of AGHL; Chief Development Officer of Yahoo! Inc.

LU Zhaoxi (aka Jonathan), People’s Republic of China	Chief Executive Officer of AGHL

WU Wei (aka Maggie), People’s Republic of China c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Chief Financial Officer of AGHL

ZHANG Daniel, People’s Republic of China	Chief Operating Officer of AGHL

WANG Jian, People’s Republic of China	Chief Technology Officer of AGHL

Timothy Alexander STEINERT, United States c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Group General Counsel and Secretary of AGHL

SCHEDULE A-4

Directors and Executive Officers of YF Venus Ltd

The following table sets forth the names, business addresses and present principal occupation of each director of YF Venus Ltd. Unless otherwise noted, the business address for each director listed below is c/o Yunfeng Investment Management (HK) Limited, Suite 2201, 50 Connaught Road, Central, Hong Kong. YF Venus Ltd does not have any executive officers.

Name/Citizenship	Present Principal Occupation
HUANG Xin, People’s Republic of China	Managing Director of Yunfeng Investment Management (HK) Limited

SCHEDULE A-5

Directors and Executive Officers of Yunfeng Investment GP II, Ltd.

The following table sets forth the names, business addresses and present principal occupation of each director of Yunfeng Investment GP II, Ltd. Unless otherwise noted, the business address for each director listed below is c/o Yunfeng Investment Management (HK) Limited, Suite 2201, 50 Connaught Road, Central, Hong Kong. Yunfeng Investment GP II, Ltd. does not have any executive officers.

Name/Citizenship	Present Principal Occupation
YU Feng, People’s Republic of China	Chairman of Yunfeng Investment Management (HK) Limited